UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            CoVest Bancshares, Inc.
                              (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)


                                  223032103
                               (CUSIP Number)


Mr. Paul A. Larsen, 749 Lee Street, Des Plaines, Illinois 60016  (847) 294-6500
              (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               February 22, 2002
	      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 223032103

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   Paul A. Larsen

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) 0
                                                                        (b) 1
3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)
   BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
   0

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America


NUMBER OF                           7  SOLE VOTING POWER
SHARES                                 13,894
BENEFICIALLY
OWNED BY                            8  SHARED VOTING POWER
EACH                                   394,120
REPORTING
PERSON                              9  SOLE DISPOSITIVE POWER
WITH                                   98,757

                                   10  SHARED DISPOSITIVE POWER
                                       394,120


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    491,877

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    0

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.9%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN


CUSIP NO. 223032103

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    James L. Roberts

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) 0
                                                                        (b) 1
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    0

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America


NUMBER OF                           7  SOLE VOTING POWER
SHARES                                 11,980
BENEFICIALLY
OWNED BY                            8  SHARED VOTING POWER
EACH                                   394,120
REPORTING
PERSON                              9  SOLE DISPOSITIVE POWER
WITH                                   138,355

                                   10  SHARED DISPOSITIVE POWER
                                       394,120

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    532,475

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    0

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.1%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN


CUSIP NO. 223032103

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Barbara A. Buscemi

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) 0
                                                                        (b) 1
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
    BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    0

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

NUMBER OF                           7  SOLE VOTING POWER
SHARES                                 3,192
BENEFICIALLY
OWNED BY                            8  SHARED VOTING POWER
EACH                                   394,120
REPORTING
PERSON                              9  SOLE DISPOSITIVE POWER
WITH                                   36,405

                                   10  SHARED DISPOSITIVE POWER
                                       394,120


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    430,525

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    0

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.2%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN



CUSIP NO. 223032103

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   CoVest Bancshares, Inc. Employee Stock Ownership Plan Trust

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) 0
                                                                        (b) 1
3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)
   BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
   0

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Employee Stock Ownership Plan Trust organized under the laws of the United States of America


NUMBER OF                           7  SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                            8  SHARED VOTING POWER
EACH                                   394,120
REPORTING
PERSON                              9  SOLE DISPOSITIVE POWER
WITH                                   81,477

                                   10  SHARED DISPOSITIVE POWER
                                       312,643

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    394,120

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    0

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.2%

14  TYPE OF REPORTING PERSON (See Instructions)
    EP



ITEM 1.  Security and Issuer.

Common Stock
CoVest Bancshares, Inc.
749 Lee Street
Des Plaines, Illinois 60016

ITEM 2.  Identity and Background.

(a) This Schedule is being filed by Paul A. Larsen, James L. Roberts, Barbara
A. Buscemi and the CoVest Bancshares, Inc. Employee Stock Ownership Plan Trust.

(b)	749 Lee Street
	Des Plaines, Illinois 60016

(c)	Paul A. Larsen is Executive Vice President, Treasurer, Chief Financial
Officer and Corporate Secretary of the Issuer. James L. Roberts is a Director, President and Chief Executive Officer of the Issuer. Barbara A. Buscemi is Executive Vice President of the Issuer.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individual Reporting Persons is a United States citizen.



ITEM 3.	Source and Amount of Funds or Other Consideration.

With respect to shares of the Issuer's Common Stock purchased by the Reporting Persons, personal funds have been used, none of which has been borrowed. With respect to shares held by the Issuer's Employee Stock Ownership Plan (the "ESOP"), which controls an aggregate of 394,120 shares (11.2%) of the Issuer's Common Stock and for which the individual Reporting Persons serve as co-trustees, the funds used by the ESOP were contributed by or borrowed from the Issuer. On February 22, 2002, the ESOP purchased 81,477 shares of the Issuer's Common Stock for an aggregate purchase price of $1,500,000.


ITEM 4.	Purpose of Transaction.

All securities of the Issuer beneficially owned by the Reporting Persons are for investment purposes. The Reporting Persons currently have no plan or proposal which relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.


ITEM 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons hold 394,120 shares (11.3%) of the Issuer's
Common Stock as co-trustees of the Issuer's ESOP, with respect to which 312,643 shares are allocated to specific employees' accounts and 81,477 shares are unallocated.

(b)	Paul A. Larsen has sole power to vote or to direct the vote with respect to 13,894 shares. James L. Roberts has sole power to vote or to direct the vote with respect to 11,980 shares. Barbara A. Buscemi has sole power to vote or to direct the vote with respect to 3,192 shares. As co-trustees, the Reporting Persons have shared voting and investment power over shares held by the ESOP.

(c)	On February 22, 2002, the ESOP purchased 81,477 shares of the Issuer's
Common Stock, held its treasury, for an aggregate purchase price of $1,500,000, or $18.41 per share.

(d)	Other than the lender in the case of a default by the ESOP under the terms of the loan agreement attached as Exhibit 99.1, and the participants in the ESOP, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares of the Issuer's Common Stock.

(e)	N/A


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None


ITEM 7.  Material to be Filed as Exhibits.

99.1 Loan agreement for the purchase of 81,477 shares.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 22, 2002
Date

/s/ PAUL A. LARSEN
Signature

Paul A. Larsen, individually
and as Trustee of the ESOP
Name and Title


FEBRUARY 22, 2002
Date

/s/ JAMES L. ROBERTS
Signature

James L. Roberts, individually
and as Trustee of the ESOP
Name and Title


FEBRUARY 22, 2002
Date

/s/ BARBARA A. BUSCEMI
Signature

Barbara A. Buscemi, individually
and as Trustee of the ESOP
Name and Title